Exhibit 99.3

BRENMILLER ENERGY LTD.
FORM OF PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, Mr. Ofir Zimmerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on July 27, 2026 at 12:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

BRENMILLER ENERGY LTD. (THE “COMPANY”) SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: July 27, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To approve a potential future reverse split of the Company’s issued and outstanding ordinary shares, no par value per share, at a ratio of between 4:1 and 6:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Company’s Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.